EXHIBIT 10.39d

May 24, 1996


Marystephanie Corsones
Vice President of Finance and
Chief Financial Officer
The WellCare Management Group, Inc.
Park West Office Complex
Hurley Avenue Extension
Kingston, NY 12401

Dear Ms. Corsones:

Pursuant to our recent conversations regarding recent covenants in the Loan Agreement dated June 30, 1995 (the "Loan Agreement") among The WellCare Management Group, Inc., WellCare of New York, Inc., WellCare Development, Inc., WellCare Administration, Inc. and WellCare Medical Management, Inc. and the Bank, please be advised that the Bank agrees to extend the time required for the "Borrowers" and "Guarantors" (as each of those terms is defined in the Loan Agreement) to provide the financial statements required at Section 6.3(a) of the Loan Agreement for the fiscal year ended December 31, 1995 for seventy-five (75) days. This extension applies only to the fiscal year end 1995 statements.

We have also discussed compliance issues with regard to the financial covenants set forth in Article 5 of the Loan Agreement. Please accept this letter as the Bank's waiver of any violations of the covenants set forth in Article 5 which occurred during the periods ending December 31, 1995 and March 31, 1996. Additionally, the Bank agrees to forbear from exercising its rights under the Loan Agreement based on non-compliance with the provisions of Article 5 occurring during the period ending June 30, 1996 provided that (I) the Loan Agreement is renegotiated prior to that date in a manner satisfactory to the Bank and (ii) the Bank does not determine that the financial condition of the Borrowers or the Guarantors is different in a negative way than that portrayed to the Bank in the information which you have provided to us to date.

We confirm that we have begun discussions with you regarding revisions to the Loan Agreement which would provide for a reduction in the amount of the Loan and modifications of the financial covenants set forth in Article 5 of the Loan Agreement. The purpose of financial covenant revisions would be to establish financial covenants which the Borrowers, the Guarantors and the Bank consider achievable based on financial forecasts for fiscal years 1996 and 1997.

Our consideration of any revisions would require us to review the year end 1995 and first quarter 1996 financial statements in the form required by the Loan Agreement together with your forecasts and all other appropriate financial and non-financial data and information.

Any revisions to the existing relationship would be subject to our normal committee review and approval process and as a result, we cannot commit to you at this time to any revised arrangement or timetable, particularly since your providing us with appropriate financial and other information is essential to our beginning the process.

Based upon our discussions to date and our long standing relationship, we are anxious to review the financial information and any other data we need to consider, however, this letter should not be construed as a commitment to either (I) provide any waivers or to forbear other than in the manner specifically described herein or (ii) make any future revisions to the Loan Agreement.

Sincerely,

/s/ Robert J. Bojdak

Robert J. Bojdak
Senior Vice President
Key Bank of New York

RJB:jes